Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

September 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim
Mark Rakip
Ruairi Regan
Mary Beth Breslin

Re:	Archimedes Tech SPAC Partners II Co. Draft Registration Statement on Form S-1 Submitted July 3, 2024 CIK No. 0002028516

Ladies and Gentlemen:

On behalf of our client, Archimedes Tech SPAC Partners II Co., a Cayman Islands exempted company, (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on July 3, 2024 (the “Draft Registration Statement”) contained in the Staff’s letter dated August 15, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Draft Registration Statement on Form S-1

Cover Page

1.

Please provide a highlighted cross-reference to all the sections in the prospectus for disclosures related to each of compensation and material conflicts of interest. See Items 1602(a)(3) and (5) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment.

September 11, 2024

2.	Please state the amount of the compensation received or to be received by the sponsor, its affiliates, and promoters. See Item 1602(a)(3) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment.

Summary, page 1

3.

Where you discuss your management team’s experience with SPACs, please expand your disclosure to identify the special purpose acquisition companies to which you refer, as well as the SPAC business combinations in which your management team has participated. For each SPAC, disclose any extensions and redemption levels in connection with an extension and/or business combination. See Regulation S-K Item 1603(a)(3).

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 115-116 of the Amendment.

4.

We note your disclosure on pages 3 and 5 and elsewhere in your document that initial shareholders and members of management will directly or indirectly hold your securities and may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate your initial business combination. Where you state this, also disclose that your founder shares and warrants will be worthless if the SPAC does not complete an initial business combination within the allotted time. Also add disclosure of the conflicts of interest relating to the repayment of loans and reimbursements of expenses that will be paid to the sponsor and/or officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. See Item 1602(b)(7) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 4 and 5 of the Amendment.

5.

Please disclose your plans if you do not consummate a de-SPAC transaction within 27 months, including whether you expect to extend the time period. Also disclose whether there are any limitations on the number of extensions, including the number of times. Finally, disclose the consequences to the sponsor of not completing an extension in this time period. See Item 1602(b)(4) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 94 of the Amendment.

6.

Please revise the table on page 4 to include the $200,000 loan made by your sponsor for a portion of the expenses of this offering. Also, please reference in the table reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination, as well as the repayment of loans which may be made by your sponsor or an affiliate of your sponsor or certain of your directors and officers to finance transaction costs in connection with an intended initial business combination. See Item 1602(b)(6) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amendment.

September 11, 2024

7.

Following the table on page 4 disclosing the nature and amount of compensation to be received, revise to disclose the extent to which the securities issuance of shares, warrants and shares underlying warrants (which may be exercised on a cashless basis), may result in a material dilution of the purchasers’ equity interests, including shares and warrants that may be converted from loans from the sponsor. See Item 1602(b)(6) and Item 1603(a)(6) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amendment.

8.	We note your disclosure on page 6 regarding additional financing. Please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages  6 and 65 of the Amendment.

9.

Where you discuss transfer restrictions on pages 15 and 124, please revise to clarify the exception(s) by virtue of your sponsor’s limited liability company agreement referenced on page 124. See Item 1603(a)(6) of Regulation S-K. Please also revise the tables to disclose the lock-up agreement with the underwriter referenced on page 65. See Item 1603(a)(9) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 124 of the Amendment.

10.

Under Conflicts of Interest on page 26, please disclose the additional conflicts of interest relating to repayment of loans, reimbursement of the sponsor and others for any out-of- pocket expenses and forfeiture of fees in the event you do not complete a de-SPAC transaction.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Amendment.

11.

We note your disclosure that you may seek to acquire a business affiliated with your sponsor, initial shareholders, directors or officers. In your Conflicts of Interest disclosure on page 26 and elsewhere as appropriate, please expand to describe the conflicts of interest that may arise in the event that you do so. See Item 1602(b)(7) of Regulation S- K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 93, 95 and 121 of the Amendment.

12.

In the disclosure regarding the dilution tables on page 30 and 81, please revise to expand on your assumption that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that you may seek in connection with an initial business combination, by highlighting that you may need to do so because you intend to target an initial business combination with a target business with an enterprise value that is greater than what you could acquire with the net proceeds of this offering and the sale of the private units, as you state on page 6 and elsewhere.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 81 of the Amendment.

Capitalization, page 84

13.

In the Capitalization table, the As adjusted amount $554 appears to include the par value of the 540,000 Private Units. However, it is unclear how the as adjusted amount of ordinary shares issued and outstanding takes into consideration 540,000 ordinary shares to be issued in conjunction with your private placement. Please advise or revise.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amendment.

September 11, 2024

Prior Experience with Blank Check Companies, page 115

14.

Please describe the experience of the sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. Please clarify how opportunities to acquire targets are allocated among SPACs. See Item 1603(a)(3) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 115-116 of the Amendment.

Conflicts of Interest, page 119

15.

Please state the basis for your disclosure on pages 26 and 121 that you do not believe that any of the foregoing fiduciary duties or contractual obligations will materially affect your ability to identify and pursue business combination opportunities or complete your initial business combination.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 26, 94 and 121 of the Amendment.

Certain Relationships and Related Party Transactions, page 125

16.

Please disclose any circumstances under the sponsor may surrender or cancel shares in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. See Item 1603(a)(6) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Amendment.

Note 7. Shareholder’s Equity

Private Placement Warrants, page F-16

17.

We note your disclosure that you have determined the classification of the private and public warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the warrant holder, and if so, how you analyzed those settlement provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure in the last paragraph, that “If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.”

COMPANY RESPONSE: The Company advises the Staff that the disclosure in the financial statements of the registration statement are not applicable to the Company’s private warrants and were inadvertently included in the footnotes. The Company has corrected the disclosure and will ensure it is not included in the other future filings. The Company further advises the Staff that it has analyzed the classification of the private warrants under ASC 815-40. Based on this analysis, the Company has determined that the warrant agreement covering the Company’s warrants does not provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. Accordingly, the Company respectfully advises the Staff that the Company believes it has correctly classified its private warrants as equity under ASC 815-40 and that the financial statements and related information included in the registration statement properly reflect such classification.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Long Long